EXHIBIT 5.7

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in this Registration Statement and related Prospectus (Form F-10) of Encana Corporation for the registration of debt securities, common shares, preferred shares, subscription receipts, warrants and units and to the incorporation by reference therein of our report dated June 19, 2014 relating to the operating statements of certain oil and gas properties of Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC, which appears in Encana Corporation’s Current Report on Form 6-K filed with the United States Securities and Exchange Commission on June 20, 2014.

/s/ Ernst & Young LLP

Houston, Texas
June 20, 2014